SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

São Paulo, November 07, 2016 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC, Fitch: CC and Moody’s: Caa3), Brazil's largest air transportation and travel services group, with operation in passenger transportation, cargo transportation and coalition loyalty programs, announces today its consolidated results for the third quarter of 2016. All information is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the third quarter of 2015 unless otherwise stated.

Quarter highlights

|      In 3Q16, GOL’s capacity in the domestic and international markets, measured by ASK, reduced by 4.3% and 21.4%, respectively, over the same period in 2015, producing an overall GOL system reduction of 6.7%.

|      In the same period, demand for the Company's seats, measured by RPK, decreased by 2.9% in the domestic market and 21.1% in the international market. In the overall GOL system, the decrease was 5.3%.

|      In 3Q16, GOL’s total load factor increased by 1.2 percentage point over 3Q15, reaching 79.8%. The domestic market increase was 1.2 percentage point to 80.4%, while the international load factor climbed by 0.3 percentage points to 74.6%.

|      The Company recorded third-quarter net revenue of R$2.4 billion, 3.5% down in the annual comparison. Net revenue in the last twelve months was R$9.9 billion.

|      Ancillary and cargo revenues decreased by 1.5% over 3Q16 to R$302.1 million, representing 12.6% of total net revenue. In the last twelve months, ancillary and cargo revenues totaled R$1.2 billion.

|      Third-quarter CASK, excluding fuel expenses and non-recurring events, recorded a year-over-year decline of 2.1%.

|      Non-recurring gains from the anticipated return of aircraft under finance lease contracts were R$13.6 million in 3Q16.

|      The operating result (EBIT) was R$232.6 million in 3Q16, with a margin of 9.7%. EBITDA was R$333.4 million, with a margin of 13.9%, and EBITDAR was R$599.5 million, with a margin of 25.0%. The margin improvement was due to the capacity management, which drove an increase in yield, stronger currency and cost control.

|      Net income was R$65.9 million in the third quarter and R$1.1 billion year-to-date, versus respective losses of R$2.1 billion and R$3.2 billion in the same periods last year. EPS was R$0.19 in 3Q16 and R$3.26 in 9M16.

|      Financial leverage (adjusted gross debt/EBITDAR) ended the quarter at 7.2x, versus 8.4x at June 30, 2016.

Contacts

Richard Lark

Thiago Stanger

ri@voegol.com.br

+55 (11) 2128-4700

Conference Calls
Monday
November 7, 2016

Portuguese

10:00 a.m. (Brazil)

07:00 a.m. (US EST)

Phone: +55 (11) 3193-1001

+55 (11) 2820-4001

Code: GOL

Replay: +55 (11) 3193-1012

Replay Code: 7538496#

English

11:30 a.m. (Brazil)

08:30 a.m. (US EST)

Phone: +1 (412) 317-5453

Code: GOL

Replay: +1 (412) 317-0088

Replay Code: 10086669

Live webcast

www.voegol.com.br/ri

|      The operating result (EBIT) was R$232.6 million in 3Q16, with a margin of 9.7%. EBITDA was R$333.4 million, with a margin of 13.9%, and EBITDAR was R$599.5 million, with a margin of 25.0%. The margin improvement was due to the capacity management, which drove an increase in yield, stronger currency and cost control.

|      Net income was R$65.9 million in the third quarter and R$1.1 billion year-to-date, versus respective losses of R$2.1 billion and R$3.2 billion in the same periods last year. EPS was R$0.19 in 3Q16 and R$3.26 in 9M16.

|      Financial leverage (adjusted gross debt/EBITDAR) ended the quarter at 7.2x, versus 8.4x at June 30, 2016.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

              Message from Management

GOL posted an operating margin of 9.7% in 3Q16, accompanied by an operating result (EBIT) of R$232.6 million, due to the rationalization of capacity, which reduced the number of seats available for sale by 20.1%, leading to a 1.5% increase in yield, and the strict control over costs, which fell by 12.6%. In the year through September, EBIT was R$498.3 million, with a margin of 6.9%, and net income reached R$1.1 billion, representing a margin of 15.7%.

Aiming to ensure a better flight experience for our customers, in August 2016 we launched the GOL Premium Lounge in Guarulhos International Airport in São Paulo. The new VIP lounge has modern and distinctive spaces specially designed to provide clients with increased ease and convenience. We will be inaugurating two more lounges, in the Galeão Airport in Rio de Janeiro, by 1Q17.

On October 4, we undertook the first commercial flight in South America with internet on board on the Congonhas-Brasilia-Congonhas route. The Company's entire fleet will be equipped with this service by October 2018.

We announced the expansion of our codeshare agreement with Copa Airlines and Aeromexico, as well as a new partnership with Emirates. As a result, passengers served by these companies will only have to check-in themselves and their baggage once and will be able to take advantage of an extensive route network. Customers will also benefit from being able to accumulate miles and redeem tickets through loyalty programs.

We deepened our activities with Smiles in order to provide more benefits and amenities to customers, exemplified by the expansion of miles accumulation to promotional fares. In addition, customers entitled to a category upgrade during the year and who accumulate more qualifying miles than necessary will be entitled to carry the surplus forward to the following year, helping them maintain their category or possibly entitling them to a new upgrade.

We concluded our service to the Olympic Summer Games held in Rio de Janeiro in August and September with absolute success. All in all, we carried more than 7,200 athletes, 5,604 passengers with passengers with reduced mobility or special needs, and 49 delegations. The launch of the accessibility ramp, the improvements in our processes and procedures and the excellence of our service, as well as the high level of security in our operations represent the medals we won in the Games and which we will wear with great pride!

I would like to thank all the organizations and our Team of Eagles who played a vital role in helping us get through this period of rapid economic change. We are convinced we will arise from this arduous and complex process even stronger, more efficient and fully prepared for a new cycle in Brazil’s economy.

Paulo Sérgio Kakinoff
CEO of GOL Linhas Aéreas Inteligentes S.A.

2	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Operating and financial indicators

Traffic data - GOL	3Q16	3Q15	% Var.	9M16	9M15	% Var.
RPK GOL – Total	9,173	9,684	-5.3%	26,766	28,970	-7.6%
RPK GOL - Domestic	8,193	8,441	-2.9%	23,801	25,486	-6.6%
RPK GOL - International	980	1,243	-21.1%	2,966	3,484	-14.9%
ASK GOL – Total	11,502	12,321	-6.7%	34,529	37,224	-7.2%
ASK GOL – Domestic	10,188	10,650	-4.3%	30,536	32,376	-5.7%
ASK GOL - International	1,313	1,672	-21.4%	3,994	4,848	-17.6%
GOL Load Factor - Total	79.8%	78.6%	1.2 p.p	77.5%	77.8%	-0.3 p.p
GOL Load Factor - Domestic	80.4%	79.3%	1.2 p.p	77.9%	78.7%	-0.8 p.p
GOL Load Factor - International	74.6%	74.4%	0.3 p.p	74.3%	71.9%	2.4 p.p
Operational data	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Revenue Passengers - Pax on board ('000)	8,120.9	9,775.1	-16.9%	24,516.7	29,284.3	-16.3%
Aircraft Utilization (Block Hours/Day)	11.4	11.2	2.2%	11.0	11.3	-3.5%
Departures	62,492	78,578	-20.5%	197,654	236,525	-16.4%
Average Stage Length (km)	1,081	936	15.6%	1,030	933	10.4%
Fuel consumption (mm liters)	341	387	-11.7%	1,038	1,160	-10.5%
Full-time employees (at period end)	15,136	16,702	-9.4%	15,136	16,702	-9.4%
Average Operating Fleet	112	128	-13.0%	119	128	-7.1%
Financial data	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Net YIELD (R$ cents)	22.89	22.54	1.5%	23.65	21.60	9.5%
Net PRASK (R$ cents)	18.25	17.72	3.0%	18.33	16.81	9.0%
Net RASK (R$ cents)	20.88	20.21	3.3%	20.86	19.14	9.0%
CASK (R$ cents)	18.84	20.13	-6.4%	19.40	19.37	0.2%
CASK ex-fuel (R$ cents)	13.04	13.45	-3.1%	13.56	12.84	5.6%
CASK (R$ cents) adjusted4	18.96	20.12	-5.7%	20.00	19.42	3.0%
CASK ex-fuel (R$ cents) adjusted4	13.15	13.44	-2.1%	14.16	12.89	9.8%
Average Exchange Rate [1]	3.2460	3.5380	-8.3%	3.5519	3.1604	12.4%
End of period Exchange Rate [1]	3.2462	3.9729	-18.3%	3.2462	3.9729	-18.3%
WTI (avg. per barrel, US$) [2]	44.9	46.5	-3.4%	41.4	51.0	-18.8%
Price per liter Fuel (R$) [3]	1.96	2.13	-8.0%	1.94	2.10	-7.3%
Gulf Coast Jet Fuel (avg. per liter, US$)[2]	0.34	0.38	-11.0%	0.31	0.43	-26.5%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Excluding non-recurring results on return of aircraft under finance lease contracts and sale-leaseback transactions; *Certain variation calculations in this report may not match due to rounding..

3	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Domestic market – GOL

      Domestic supply decreased by 4.3% in the quarter and 5.7% from January to September of 2016 compared to the same period of 2015, reflecting the network adjustments in May 2016 with the aim of reducing supply about 8% over the year.

      Domestic demand decreased by 2.9% in 3Q16 and 6.6% in 9M16, resulting in a domestic load factor of 80.4%, a increase of 1.2 p.p. compared to 3Q15, and 77.9%, a decrease of 0.8 p.p. compared to 9M15.

      GOL transported 7.7 million passengers in the domestic market in the quarter, representing a decrease of 16.9% when compared to the same period in 2015. The Company maintained its leadership position in the number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

      GOL’s international supply decreased 21.4% in the quarter and 17.6% in 9M16, compared to 2015. International demand showed a decrease of 21.1% between July and September, registering load factor of 74.6%, and, in 9M16, a decrease of 14.9%, leading the international load factor to 74.3%.

      During the quarter, GOL transported 469.4 thousand passengers in the international market, 16.5% less than in 2015. For 9M16, the Company transported 1,431.6 thousand passengers, a decrease of 10.8% compared to the same period in 2015.

Volume of departures and Total seats - GOL

The volume of departures in the overall system was reduced by 20.5% and 16.4% in the third quarter and 9M16, respectively. The total number of seats available of the market fell 20.1% in 3Q16 and 16.2% in the nine months of 2016.

PRASK, Yield and RASK

      Net PRASK grew by 3.0% and 9.0%, RASK improved 3.3% and 9.0% and yield increased by 1.5% and 9.5%, in comparison with 3Q15 and 9M15, respectively.  It is worth noting the ASK decreased 6.7% in the quarter and 7.2% from January to September of 2016.

4	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Income statement in IFRS (R$ MM)

Income statement (R$ MM)	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Net operating revenues	2,401.4	2,489.6	-3.5%	7,203.3	7,126.0	1.1%
Passenger	2,099.4	2,183.0	-3.8%	6,329.2	6,257.2	1.2%
Cargo and Other	302.1	306.7	-1.5%	874.1	868.8	0.6%
Operating Costs and Expenses	(2,167.5)	(2,480.1)	-12.6%	(6,700.3)	(7,211.0)	-7.1%
Salaries, wages and benefits	(379.9)	(390.8)	-2.8%	(1,176.5)	(1,195.6)	-1.6%
Aircraft fuel	(668.1)	(822.7)	-18.8%	(2,016.7)	(2,431.0)	-17.0%
Aircraft rent	(266.1)	(263.9)	0.8%	(876.5)	(722.9)	21.2%
Sales and marketing	(136.7)	(175.0)	-21.9%	(387.5)	(445.7)	-13.1%
Landing fees	(169.9)	(171.5)	-0.9%	(516.7)	(502.4)	2.8%
Aircraft and traffic servicing	(243.7)	(261.0)	-6.6%	(792.8)	(737.6)	7.5%
Maintenance materials and repairs	(104.3)	(122.4)	-14.7%	(389.8)	(396.1)	-1.6%
Depreciation and amortization	(100.8)	(104.7)	-3.7%	(325.8)	(302.6)	7.6%
Other	(97.8)	(167.9)	-41.8%	(218.0)	(477.0)	-54.3%
Equity Income	(1.4)	(0.7)	48.3%	(4.7)	(3.4)	39.9%
Operating Result (EBIT)	232.6	8.9	2524.2%	498.3	(88.4)	NM
EBIT Margin	9.7%	0.4%	9.3 p.p	6.9%	-1.2%	8.1 p.p
Other Financial Income (expense)	(100.9)	(1,702.6)	-94.1%	828.4	(2,552.6)	NM
Interest on loans	(197.1)	(226.5)	-13.0%	(613.8)	(585.2)	4.9%
Gains from financial investments	31.8	50.3	-36.7%	117.8	101.1	16.5%
Exchange and monetary variations	(35.6)	(1,440.6)	-97.5%	1,397.7	(2,009.1)	NM
Derivatives net results	(132.2)	7.0	NM	(195.3)	68.1	NM
Other expenses (revenues), net	232.2	(92.8)	NM	122.0	(127.5)	NM
Income (Loss) before income taxes	131.7	(1,693.7)	NM	1,326.8	(2,641.1)	NM
Income Tax	(65.8)	(439.9)	-85.0%	(194.2)	(520.1)	-62.7%
Current income tax	(65.0)	(62.6)	3.8%	(189.2)	(150.8)	25.5%
Deferred income tax	(0.8)	(377.2)	-99.8%	(5.0)	(369.4)	-98.7%
Net income (loss)	65.9	(2,133.6)	NM	1,132.5	(3,161.2)	NM
Net Margin	2.7%	-85.7%	88.4 p.p	15.7%	-44.4%	60.1 p.p
Earnings per Share (EPS) in R$	0.19	(6.14)	NM	3.26	(9.10)	NM
Weighted average shares outstanding	347.2	347.2	NM	347.2	347.2	NM

* Certain variation calculations in this report may not match due to rounding.

5	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Income statement (R$ MM)	3Q16	3Q15	% Var.	9M16	9M15	% Var.
EBIT	232.6	8.9	2524.2%	498.3	(88.4)	NM
EBIT Margin	9.7%	0.4%	9.3 p.p	6.9%	-1.2%	8.1 p.p
EBIT adjusted¹	219.0	10.0	2086.2%	293.9	(105.4)	NM
EBIT Margin adjusted¹	9.1%	0.4%	8.7 p.p	4.1%	-1.5%	5.6 p.p
EBITDA	333.4	113.6	193.5%	824.1	214.2	284.7%
EBITDA Margin	13.9%	4.6%	9.3 p.p	11.4%	3.0%	8.4 p.p
EBITDA adjusted¹	319.8	114.8	178.7%	619.7	197.2	214.2%
EBITDA Margin adjusted¹	13.3%	4.6%	8.7 p.p	8.6%	2.8%	5.8 p.p
EBITDAR	599.5	377.5	58.8%	1,700.6	937.1	81.5%
EBITDAR Margin	25.0%	15.2%	9.8 p.p	23.6%	13.2%	10.5 p.p
EBITDAR adjusted¹	585.9	378.7	54.7%	1,496.2	920.1	62.6%
EBITDAR Margin adjusted¹	24.4%	15.2%	9.2 p.p	20.8%	12.9%	7.9 p.p

¹ excluding non-recurring results on the anticipated return of aircraft under finance lease contracts and sale-leaseback transaction; * Certain variation calculations in this report may not match due to rounding.

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Net income (loss)	65.9	(2,133.6)	NM	1,132.5	(3,161.2)	NM
(-) Income taxes	(65.8)	(439.9)	-85.0%	(194.2)	(520.1)	-62.7%
(-) Net financial result	(100.9)	(1,702.6)	-94.1%	828.4	(2,552.6)	NM
EBIT	232.6	8.9	2524.2%	498.3	(88.4)	NM
(-) Depreciation and amortization	(100.8)	(104.7)	-3.7%	(325.8)	(302.6)	7.6%
EBITDA	333.4	113.6	193.5%	824.1	214.2	284.7%
(-) Aircraft rent	(266.1)	(263.9)	0.8%	(876.5)	(722.9)	21.2%
EBITDAR	599.5	377.5	58.8%	1,700.6	937.1	81.5%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses; * Certain variation calculations in this report may not match due to rounding.

Net revenue

In the third quarter of 2016, total net revenue reached R$2,401.4 million, a reduction of 3.5% compared to 2015. The result was impacted by a lower demand in the period reflecting the lower economic activity in Brazil.

Passenger revenue  was R$2,099.4 million and represented 87.4% of total net revenue in 3Q16, a decrease of 3.8% related to the same period of 2015.

International passenger revenue totaled R$334.4 million in the quarter, equivalent to 13.9% of total net revenue and a reduction of 3.5% when compared to 2015. This result reflects the adjustments in capacity by 21.4% implemented in the international network of GOL.

Net cargo and auxiliary revenue was R$302.1 million in 3Q16, representing 12.6% of total net revenue and an reduction of 1.5% compared to the previous year, due to the supply reduction in 2016.

6	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Operating expenses

Operating costs and expenses totaled R$2,167.5 million in the period, a decrease of 12.6% compared to the previous year and excluding fuel expenses, totaled R$1,499.3 million in the quarter, representing a reduction of R$158.0 million, or 9.5%, compared to 2015. The cost per ASK (CASK) reached R$18.84 cents, a decrease of 6.4% compared to the same period in 2015. The result of CASK mainly reflects the GOL restructure that generated gains, up to September, with early return of aircraft finance lease, in addition to the adequacy of the company's structure to the new level of demand. The details for each expense line are as follows:

Operating expenses (R$ MM)	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Aircraft fuel	(668.1)	(822.7)	-18.8%	(2,016.7)	(2,431.0)	-17.0%
Salaries, wages and benefits	(379.9)	(390.8)	-2.8%	(1,176.5)	(1,195.6)	-1.6%
Aircraft rent	(266.1)	(263.9)	0.8%	(876.5)	(722.9)	21.2%
Sales and marketing	(136.7)	(175.0)	-21.9%	(387.5)	(445.7)	-13.1%
Landing fees	(169.9)	(171.5)	-0.9%	(516.7)	(502.4)	2.8%
Aircraft and traffic servicing	(243.7)	(261.0)	-6.6%	(792.8)	(737.6)	7.5%
Maintenance, materials and repairs	(104.3)	(122.4)	-14.7%	(389.8)	(396.1)	-1.6%
Depreciation and Amortization	(100.8)	(104.7)	-3.7%	(325.8)	(302.6)	7.6%
Other operating expenses	(97.8)	(167.9)	-41.8%	(218.0)	(477.0)	-54.3%
Total operating expenses	(2,167.5)	(2,480.1)	-12.6%	(6,700.3)	(7,211.0)	-7.1%
Total operating expenses adjusted¹	(2,181.1)	(2,478.9)	-12.0%	(6,904.7)	(7,228.0)	-4.5%
Operating expenses ex- fuel	(1,499.3)	(1,657.4)	-9.5%	(4,683.6)	(4,780.0)	-2.0%
Operating expenses ex- fuel adjusted¹	(1,513.0)	(1,656.2)	-8.7%	(4,888.0)	(4,797.0)	1.9%

Operating expenses per ASK (R$ cents)	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Aircraft fuel	(5.81)	(6.68)	-13.0%	(5.84)	(6.53)	-10.6%
Salaries, wages and benefits	(3.30)	(3.17)	4.1%	(3.41)	(3.21)	6.1%
Aircraft rent	(2.31)	(2.14)	8.0%	(2.54)	(1.94)	30.7%
Sales and marketing	(1.19)	(1.42)	-16.3%	(1.12)	(1.20)	-6.3%
Landing fees	(1.48)	(1.39)	6.1%	(1.50)	(1.35)	10.9%
Aircraft and traffic servicing	(2.12)	(2.12)	0.0%	(2.30)	(1.98)	15.9%
Maintenance, materials and repairs	(0.91)	(0.99)	-8.7%	(1.13)	(1.06)	6.1%
Depreciation and amortization	(0.88)	(0.85)	3.1%	(0.94)	(0.81)	16.0%
Other operating expenses	(0.85)	(1.36)	-37.6%	(0.63)	(1.28)	-50.7%
CASK	(18.84)	(20.13)	-6.4%	(19.40)	(19.37)	0.2%
CASK adjusted¹	(18.96)	(20.12)	-5.7%	(20.00)	(19.42)	3.0%
CASK excluding fuel expenses	(13.04)	(13.45)	-3.1%	(13.56)	(12.84)	5.6%
CASK excluding fuel expenses adjusted¹	(13.15)	(13.44)	-2.1%	(14.16)	(12.89)	9.8%

¹ excluding non-recurring results on the return of aircraft under finance lease contracts and sale-leaseback transaction; *Certain variation calculations in this report may not match due to rounding.

Aircraft fuel per ASK reached R$5.81 cents, a decrease of 13.0% (-18.8% in nominal terms) compared to 2015. This variation was mainly due to the reduction of fuel prices in Brazil by 8.0% in relation to 3Q15 and the lowest fuel consumption in liters at 11.7%.

7	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Salaries, wages and benefits per ASK reached R$3.30 cents, up 4.1% (-2.8% in nominal terms) compared to the previous year due to an increase of 11% in employee wages from the collective pay rise agreement, partially offset by 9.4% reduction in the workforce.

Aircraft rent per ASK totaled R$2.31cents, a 8.0% increase (0.8% in nominal terms) compared to 2015, mainly due to the higher number of aircraft under operating lease contracts compared to the same period last year (101 on 3Q16 versus 98 on 3Q15), although there was an impact of 8.3% average depreciation of the US Dollar against the Real.

Sales and marketing per ASK registered R$1.19 cents, a decrease of 16.3% (-21.9% in nominal terms) compared to the previous year, mainly due to the decrease in sales commission tickets and losses with accounts receivables.

Landing fees per ASK totaled R$1.48 cents, a 6.1% increase (-0.9% in nominal terms) year-over-year due to adjustments in Infraero airport fees - landing fee and navigation support, partially offset by the reduction of takeoffs in 20.5%.

Aircraft and traffic servicing per ASK totaled R$2.12 cents in the period, stable compared to 3Q15 (-6.6% in nominal terms), due to increased expenses on IT services in domestic and international databases, more than offset by a lower volume of purchases of similar companies crossings.

Maintenance materials and repairs per ASK registered R$0.91cents, a decrease of 8.7% (-14.7% in nominal terms) compared to 2015, reflecting the 8.3% appreciation in average BRL/USD rate and reversal of provisions related to aircraft returns.

Depreciation and amortization per ASK reached R$0.88 cents, an increase of 3.1% (-3.7% in nominal terms), according to the aircraft returns and appreciation of the Real against the US dollar by 8.3%, partially counterbalanced by the reduction of life cycle of spare parts from 25 to 18 years.

Other expenses per ASK reached R$0.85 cents, a 37.6% (-41.8% in nominal terms) decrease year-over-year due to the adjustment of Company's capacity and consequent lower number of accommodation for the crew members and interrupted flights.

Operating result

The EBIT in the third quarter of 2016 was R$232.6 million, with a positive margin of 9.7%, representing an evolution of 9.3 percentage points compared to 3Q15. The EBITDAR reached R$599.5 million with margin of 25.0%, an increase of 9.8 percentage points in relation to the same period of 2015.

Net financial result

In the third quarter of 2016, net financial expenses were R$100.9 million, a significant improvement compared to net financial expenses of R$ 1,702.6 million in 3Q15. The variation in annual basis is mainly by the depreciation of the Real against the dollar (end of period), which ranged from R$3.1026 on June 30, 2015 to R$3.9729 on September 30, 2015, generating a negative result of R$ 1,440.6 million in 3Q15.

8	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

|   Interest expense totaled R$197.1 million in the period, a decrease of R$29.3 million or 13.0% compared to the same quarter in 2015. This decrease is a result of a lower debt level and also the depreciation of the US dollar against the Real.

|   Net exchange variation totaled R$35.6 million negative in the quarter. The variation in annual basis is mainly by the depreciation of the Real against the dollar (end of period), which ranged from R$3.1026 on June 30, 2015 to R$3.9729 on September 30, 2015, generating an impact in negative result of R$ 1,440.6 million in 3Q15.

|   Interest income totaled R$31.8 million in the quarter, a decrease of R$18.4 million compared to 3Q15. The variation is explained by the lower level of our cash position held in Brazilian Reais.

|   Other financial expenses totaled R$232.2 million in 3Q16, an increase of R$325.0 million compared to the same period of 2015. The variation is explained by the discount obtained in senior notes as a result of debt restructuring.

Hedge result

The Company uses hedge accounting to account for some of its derivative instruments. In 3Q16, GOL recorded a loss of R$185.8 million from hedge operations.

Results (R$ million) 3Q16	Fuel	Foreign Exchange	Interest Rates	Total
Subtotal - Designated for Hedge Accounting	-	-	142.6	142.6
Subtotal – Not Designated for Hedge Accounting	(1.4)	44.6	-	43.2
Total	(1.4)	44.6	142.6	185.8
OCI (net of taxes, on 09/30/2016)*	-	-	(109.7)	(109.7)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income (loss) is a transitional account where positive and negative fair value adjustments of derivatives recorded as hedge accounting, designated as effective for hedging cash flow. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

Results (R$ million) 3Q16	Fuel	Foreign Exchange	Interest Rates	Total
Financial Result	(1.4)	44.6	152.2	195.3
Operating Result	-	-	(9.5)	(9.5)
Total	(1.4)	44.6	142.6	185.8

|   Fuel: fuel hedge operations were made for this quarter through derivative contracts. During the quarter, the Company hedged through derivative financial instruments of 26.6% in the next 3 months.

|   Interest: swap transactions to protect the cash flow from future aircraft leasing deliveries against an increase in Libor interest rates generated total gain of R$142.6 million in 3Q16, reflecting adjustments in the company's fleet plan.

|   Foreign exchange: foreign exchange hedge transactions through derivative financial instruments in the form of NDFs (non-deliverable forwards), futures and options totaled a losses of R$44.6 million in 3Q16 and are used as the Company's economic hedge. The Company also maintains part of its cash position in US Dollars as a natural hedge instrument against its foreign exchange exposure. In 3Q16, this portion protected 20.0% of exposure in the next 3 months and 4.8% in the next 12 months. Summing the cash and derivative instruments, 19.0% of foreign exchange exposure in the next 3 months and 4.1% in the next 12 months was protected.

9	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Income taxes

The third quarter of 2016 taxes totaled an expense of R$65.8 million, a decrease of R$374.1 million compared to the same period of 2015. The result was mainly due to income taxes expenses from Smiles.

Net income

GOL recorded net income of R$65.9 million in 3Q16, with a net margin of 2.7%, compared to losses of R$2,133.6 million and a negative net margin of 85.7% in 3Q15. This result mainly reflects for continuous operational improvement of the Company and also the appreciation on Brazilian Real versus the US Dollar.

Earnings per Share (EPS)

(R$ MM)	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Net income (loss)	65.9	(2,133.6)	NM	1,132.5	(3,161.2)	NM
Minority Interest	66.8	45.2	47.6%	178.2	118.1	50.9%
Net income (loss) after minority interest	(0.9)	(2,178.8)	-100.0%	954.4	(3,279.3)	NM
Weighted average shares outstanding	347.2	347.2	NM	347.2	347.2	NM
EPS in R$ before minority interest	0.19	(6.14)	NM	3.26	(9.10)	NM
EPS in R$ after minority interest	(0.00)	(6.24)	NM	2.75	(9.44)	NM

Earnings per share before minority interest were R$0.19 in 3Q16, compared to losses of R$6.14 in 3Q15. The number of shares considered in this calculation were 347.2 million, reflecting the ratio of 35 voting shares for each non-voting share.

Smiles Subsidiary - 3Q16 results

Smiles posted a quarterly net income of R$144.7 million, which represents a net margin of 36.3%, 8.1p.p. higher than 3Q15 and 1.0 p.p. higher than 2Q16. The company posted an operating profit of R$162.6 million, 32.5% up over 3Q15, representing an operating margin of 40.8%. Operating profit growth is mainly result of the 14.1% increase in net revenues and the improvement of 5.7 p.p. in operating margin when compared to 3Q15. For further information, please visit http://www.smiles.com.br/ri.

The following table summary of the results of our Smiles subsidiary:

10	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Operating Data (million)	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Miles Accrual (ex-GOL)	12,210	11,550	5.7%	34,202	33,313	2.7%
Smiles' Program Redemptions	10,999	10,760	2.2%	31,766	29,165	8.9%
Financial Information (R$ million)	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Gross Billings (ex-GOL)	305.1	316.4	(3.6%)	928.9	875.7	6.1%
Net Revenues	398.3	349.1	14.1%	1,098.7	870.6	26.2%
Operating Income	162.6	122.7	32.5%	415.0	300.7	38.0%
Operating Margin	40.8%	35.2%	5.7 p.p.	37.8%	34.5%	3.2 p.p.
Net Income	144.7	98.6	46.8%	386.7	257.6	50.1%
Net Margin	36.3%	28.2%	8.1 p.p.	35.2%	29.6%	5.6 p.p.

Cash Flow

The cash generated from operating activities was  R$19.7 million and was mainly affected by the increase in accounts receivable balance of R$228.7 million, due to the reduction in the volume of prepayments of credit card receivables at the end of the quarter, and the increase in the balance of deposits of R$279.3 million, mainly related to maintenance events with the lessors to replace letters of credit.

The cash generated from investing activities was R$390.0 million, mainly due to the reduction in the amount of advances for the acquisition of fixed assets in the amount of R$453.5 million and partially offset by the increase in property, plant and equipment and intangible assets of R$121.9 million.

The cash used in financing activities was R$1,560.5 million, mainly due to the amortization of loans and financing in the amount of R$496 million, financial lease payments in the amount of R$306.5 million, interest on loans paid in the amount of R$561.3 million and dividend payments, net of R$154.0 million by GOL’s subsidiary Smiles in May/16.

Consolidated Cash Flows (R$ '000,000) (1)	9M16	9M15
Net Income (Loss) for the Period	1,132.5	(3,161.2)
Adjustment of Non-Cash Items	(406.9)	3,118.5
Net Income (Loss) After Adjusting Non-Cash Items	725,6	(42.7)
Net Cash Provided to (Used in) Operating Activities	19.7	167.8
Net Cash Provided to (used in) Investment Activities	390.0	(552.4)
Cash Flow (1)	409.8	(384.6)
Net Cash used in Financial Activities	(1,560.5)	930.6
Net Decrease in Cash and Cash Equivalents	(1,150.7)	546.0
Cash beginning of period	2,299.5	2,527.1
Cash end of period	1,148.1	3,073.3
Accounts receivable	681.0	479.0
Total Liquidity	1,829.1	3,552.3

1-     Management cash flow: some items were reclassified for better presentation. The groups may not be comparable with the totals presented in our financial statements.

2-     Net cash flow = cash flow from operating activities + cash flow from investing activities

11	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Capex

Capital expenditures for the nine-month period ended September 30, 2016, were R$(380.3) million, representing a reduction due to the postponement of aircraft deliveries in 2016 and 2017 and consequent return of cash deposits. For more details on changes in property, plant and equipment, see Note 15 in the interim financial statements.

Operational fleet

Final	3Q16	3Q15	Var.	2Q16	Var.
Boeing 737-NGs	135	144	-9	139	-4
737-800 NG	102	107	-5	105	-3
737-700 NG	33	37	-4	34	-1
Opening for rent Type	3Q16	3Q15	% Var.	2Q16	% Var.
Financial Leasing (737-NG)	34	46	-12	37	-3
Operating Leasing	101	98	3	102	-1

At the end of 3Q16, out of a total of 135 Boeing 737-NG aircraft, GOL was operating 116 aircraft on its routes. Of the 19 remaining aircraft, 11 were in the process of being returned to the lessors and 8 were sub-leased to other airlines.

GOL has 101 aircraft under operating leases and 34 under finance leases, 31 of which have a purchase option for when their leasing contracts expire.

The average age of the fleet was 8.0 years at the end of 3Q16. In order to maintain this low average, the Company has 120 firm aircraft acquisition orders with Boeing for fleet renewal by 2027.

The next B737 aircraft is expected to be received by the Company in July 2018.

Balance sheet: Liquidity and Indebtedness

      On September 30, 2016, the Company reported total cash, including financial investments, restricted cash, and accounts receivable of R$1,828.7 million, equivalent to 21.1% of net revenue in the last twelve months. Short-term accounts receivables totaled R$680.6 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation and representing a decrease of 10.8% versus the second quarter.

12	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Indebtedness (R$ MM)	3Q16	3Q15	% Var.	2Q16	% Var.
Loans and Financings	4,569.8	6,354.1	-28.1%	5,031.3	-9.2%
Aircraft Financing	1,776.0	3,135.0	-43.3%	1,922.2	-7.6%
Total of Loans and Financings	6,345.8	9,489.1	-33.1%	6,953.5	-8.7%
Short-Term Debt	742.6	1,347.0	-44.9%	997.9	-25.6%
Debt in US$	225.2	272.2	-17.3%	307.8	-26.8%
Debt in BRL	11.5	165.5	-93.0%	10.0	15.2%
Long-Term Debt	5,603.2	8,142.2	-31.2%	5,955.6	-5.9%
Debt in US$	1,414.0	1,800.0	-21.4%	1,540.3	-8.2%
Debt in BRL	1,013.2	990.8	2.3%	1,011.6	0.2%
Perpetual Notes	424.7	711.1	-40.3%	572.0	-25.8%
Accumulated Interest	49.9	79.8	-37.5%	111.4	-55.2%
Operating Leases (off-balance)	6,453.7	7,568.5	-14.7%	6,489.5	-0.6%

Liquidity (R$ MM)	3Q16	3Q15	% Var.	2Q16	% Var.
Cash and cash equivalents, short-term financial investments and restricted cash	1,148.1	3,073.3	-62.6%	1,365.2	-15.9%
Short-Term Accounts Receivables	680.6	478.8	42.2%	762.6	-10.8%
Total Liquidity	1,828.7	3,552.1	-48.5%	2,127.8	-14.1%

Indebtedness and Liquidity (R$ MM)	3Q16	3Q15	% Var.	2Q16	% Var.
Cash , Equivalents and Accounts Receivable as % of LTM Net Revenues	21.1%	36.0%	-14.9 p.p.	21.4%	-0.3 p.p.
Gross Debt (R$ MM)	6,345.8	9,489.1	-33.1%	6,953.5	-8.7%
Net Debt (R$ MM)	5,197.7	6,415.9	-19.0%	5,588.3	-7.0%
LTM Aircraft Rent x 7 years	8,775.8	6,582.3	33.3%	8,760.4	0.2%
% of debt in foreign currency	83.9%	86.8%	-2.9 p.p	85.3%	-1.4 p.p
% of debt in Short-Term	11.7%	14.2%	-2.5 p.p	14.4%	-2.7 p.p
% of debt in Long-Term	88.3%	85.8%	2.5 p.p	85.6%	2.7 p.p
Gross Adjusted Debt[2] (R$ MM)	15,121.6	16,071.4	-5.9%	15,713.9	-3.8%
Net Adjusted Debt[2] (R$ MM)	13,973.5	12,998.1	7.5%	14,348.7	-2.6%
Adjusted Gross Debt2 / EBITDAR LTM	7.2 x	11.3 x	-4.1 x	8.4 x	-1.2 x
Adjusted Net Debt2 / EBITDAR LTM	6.7 x	9.2 x	-2.5 x	7.6 x	-0.9 x
Net Financial Commitments1 / EBITDAR LTM	5.5 x	9.9 x	-4.4 x	6.4 x	-0.9 x

1 - Financial commitments (gross debt + operational leasing contracts) less Cash  /  2 - Debt + LTM operational leasing expenses x 7; *Certain variation calculations in this report may not match due to rounding.

Loans and financing

        During 3Q16, the Company’s total loans and financings totaled R$6,345.8 million (including finance leases), a decrease of 33.1% and 8.7% compared to 3Q15 and 2Q16, respectively.

The Company amortized R$802.5 million in debt in the year, of which R$496.0 million was from financial debt amortization and R$306.5 million in finance leases in 2016.

13	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

The adjusted gross debt/EBITDAR (LTM) ratio reached 7.2x in 3Q16, compared to 8.4x in 2Q16. This indicator improved mainly by the appreciation of the Real against to the US Dollar in the period. The adjusted net debt/EBITDAR (LTM) ratio also improved and reached 6.7x in the period compared to 7.6x in 2Q16.

The average maturity of the Company's long-term debt in 3Q16, excluding aircraft financial leasing and non-maturing debt, was 3.8 years, remaining the same when compared to 2Q16, with an average rate of 18.64% for local-currency debt, same rate as of 2Q16, and 7.45% for Dollar-dominated debt, compared to 7.57% in 2Q16.

Bank Debt amortization schedule 3Q16 (R$ MM)

2016 Guidance

2016 Financial Guidance	9M16 Results	Previous Guidance		Revised Guidance Full year 2016 +/ -
		Full year 2016
		From	To
Total supply (ASK)	-7.20%	-5%	-8%	8%
Total seats	-16.20%	-15%	-18%	17%
Total volume of departures	-16.60%	-15%	-18%	17%
Operating Margin (EBIT)	6.90%	4.0%	6.0%	6%

Given the volatility of the Brazilian economic scenario, the Company’ revised guidance (above) for 2016 may be adjusted in order to incorporate the evolution of its operating and financial performance and any eventual changes in interest rates, exchange rate, GDP and WTI and Brent oil price trends.

Fleet plan

Fleet plan	2016	2017	2018	>2018	Total
Fleet (End of Period)	122	117	120
Aircraft Commitments (R$ million)*	-	-	1,780.3	46,062.0	47,842.3
Pre-Delivery Payments (R$ million)	-	292.8	827.2	6,055.7	7,175.7

                   *Considers aircraft list price

14	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Balance Sheet

Balance Sheet (R$ `000,000)	3Q16	4Q15
Assets	8,315,108	10,368,398
Current Assets	1,948,772	2,461,565
Cash and cash equivalents	483,679	1,072,332
Short term investment	374,488	491,720
Restricted cash	-	59,324
Trade receivables	680,649	462,620
Inventories	181,116	199,236
Recoverable taxes	50,128	58,074
Prepaid expenses	105,075	87,211
Derivatives	4,252	1,766
Other current assets	69,385	29,283
Non-Current Assets	6,366,336	7,906,832
Deposits	1,164,028	1,020,074
Restricted cash	289,904	676,081
Prepaid expenses	3,996	10,075
Recoverable income taxes	71,465	73,385
Deferred income taxes	106,771	107,788
Other non-current assets	777	29,786
Credit with related parties	-	-
Investments	13,787	18,424
Property and equipment, net	2,974,578	4,256,614
Intangible assets	1,741,030	1,714,605
Liabilities and Equity	8,315,108	10,368,398
Liabilities	11,552,122	14,690,838
Current Liabilities	4,691,886	5,542,008
Short-term debt	742,562	1,396,623
Suppliers	812,476	900,682
Salaries	273,668	250,635
Taxes payable	133,328	118,957
Landing fees	287,161	313,656
Advance ticket sales	1,161,462	1,206,655
Mileage program	790,510	770,416
Advance from customers	88,196	13,459
Provisions	115,756	206,708
Derivatives	158,404	141,443
Other liabilities	128,363	222,774
Non-Current Liabilities	6,860,236	9,148,829
Long-term debt	5,603,233	7,908,303
Provisions	649,789	663,565
Mileage program	231,906	221,242
Advance from customers	-	-
Deferred taxes	284,983	245,355
Taxes payable	41,973	39,054
Other non-current liabilities	48,352	71,310
Equity	-3,237,014	-4,322,440
Capital Stock	3,080,110	3,080,110
Shares issuance costs	-155,618	-155,223
Shares to be issued	-	-
Capital reserves	788,558	791,731
Share base payments reserve	108,520	100,635
Treasury shares	-13,900	-22,699
Equity valuation adjustment	-109,708	-178,939
Gain on change in investment	-	-
Accumulated losses	-7,207,839	-8,162,077
Non-controlling interests	273,861	224,022
Total Liabilities and Shareholders’ Equity	8,315,108	10,368,398

15	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Consolidated Cash Flow (R$ `000,000)	9M16	9M15
Net Income (loss) for the period	1,132,547	(3,161,206)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	325,758	302,645
Allowance for doubtful accounts	10,642	28,266
Provisions for legal proceedings	126,473	33,314
Provision (reversal) for inventory obsolescence	-	(488)
Deferred taxes	4,982	369,368
Equity results	4,715	3,369
Share-based payments	9,951	10,910
Exchange and monetary variations, net	(1,100,939)	1,635,652
Interest on debt and leases	489,976	448,839
Unrealized derivative results	(2,442)	11,230
Provision for profit sharing	8,119	6,787
Write-off of property, plant and equipment and intangible assets	130,850	4,889
Losses from capital increase of subsidiary	1,368	-
Securities buyback effect	(286,799)	-
Adjusted net income	855,199	(306,425)
Changes in operating assets and liabilities:
Trade Receivables	(228,671)	(154,771)
Short-term investments	27,860	487,574
Inventories	18,120	(41,598)
Deposits	(279,319)	80,931
Suppliers	(111,249)	(17,486)
Transportation commitments	(45,193)	184,807
Advances from customers	74,737	57,074
Salaries	14,914	27,499
Mileage program	30,758	163,650
Taxes and airport fees	(26,495)	20,032
Tax obligations	(138,150)	174,090
Obligations arising from derivative transactions	121,812	(42,190)
Provisions	(190,266)	(17,284)
Other assets (liabilities)	(102,323)	(61,121)
Interest paid	(561,298)	(479,168)
Income taxes paid	155,440	(163,108)
Net cash flows from (used in) operating activities	(384,124)	(87,494)
Transactions with related parties	-	-
Restricted cash	405,990	(95,909)
Short-term investments of subsidiary Smiles	59,854	(119,814)
Capital increase in subsidiary	(3,439)	-
Advances for purchase of property, plant and equipment	453,543	(187,174)
Property, plant and equipment	(99,515)	(340,695)
Intangible assets	(22,397)	(25,831)
Dividends received	1,993	1,302
Net cash flows from (used in) investing activities	796,029	(768,121)
Loan funding	-	2,567,820
(-) Loan funding cost	(26,230)	-
Loan payments	(496,053)	(1,576,845)
Finance lease payments	(306,487)	(295,284)
Dividends paid through subsidiary	(153,962)	(96,127)
Shares to be issued	-	(51)
Capital increase	-	465,099
Share issuance cost	(395)	(7,589)
Transactions with related parties	-	-
Net cash used in financing activities	(983,127)	1,057,023
Foreign exchange variation on cash and cash equivalents in foreign subsidiaries	(17,431)	352,714
Net increase (decrease) in cash and cash equivalents	(588,653)	554,122
Cash and cash equivalents at beginning of quarter	1,072,332	1,898,773
Cash and cash equivalents at quarter end	483,679	2,452,895

16	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

17	GOL Linhas Aéreas Inteligentes S.A.

GOL announces expansion of operating margin to 10% in 3Q16 Operating income was R$233 million in the period

About GLAI - GOL Linhas Aéreas Inteligentes S.A

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GLA is Latin America's largest low-cost and low-fare carrier, operating approximately 800 daily flights to 63 destinations, being 11 international in South America and the Caribbean. GOLLOG is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), the Company has the following ratings: CCC (Standard & Poor's), CC (Fitch) and Caa3 (Moody's).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GLAI. These are merely projections and, as such, are based exclusively on the expectations of GLAI’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GLAI’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

18	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.